June 11, 2014

VIA EDGAR & FEDERAL EXPRESS

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Southwestern Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-08246

Dear Mr. Skinner:

This letter sets forth the response of Southwestern Energy Company (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 30, 2014 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”).  For your convenience, the Staff’s comment is reprinted in bold below.

Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibit 99.1

1.  In your response to comment 4 in our letter dated May 13, 2014, you clarified there were 268 proved undeveloped locations totaling 662 Bcf that were associated with a negative present worth when discounted at 10 percent.  Based on the disclosure of your proved reserves provided on page 7 of the 2013 Form 10-K, we note the 662 Bcf attributable to these locations represents    approximately 24.2% of your total proved undeveloped reserves of 2,737 Bcfe and 9.5% of your total proved reserves of 6,976 Bcfe.  To the extent that the Company determines that the reserves associated with locations that have negative present worth discounted at 10% comprise a material portion of the Company’s total proved reserves, please expand your disclosure regarding such locations in your annual filing on Form 10-K to address the following:

•	Clarify that reported reserve volumes include locations and quantities that have a negative present value when discounted at 10%;

Mr. Brad Skinner

Securities and Exchange Commission

June 11, 2014

•	Indicate the number of locations and reserve volumes with a negative present value, and;

•	Confirm that you have made a final investment decision, and are committed to developing the reserves, despite the negative value.

See FASB ASC paragraph 932-235-50-10.

The Company determined that its reserves associated with locations that have a  negative present worth discounted at 10% did not comprise a material portion of the Company’s total proved reserves at December 31, 2013.    This determination was made utilizing both quantitative and qualitative factors and after considering the total mix of information disclosed and available to a reasonable investor, as well as the guidance provided in FASB ASC paragraph 932-235-50-6B.  These factors included:

•	the quantity of the Company’s proved reserves with a negative present worth discounted at 10% as a percentage of the Company’s total proved reserves (662 Bcf of 6,976 Bcfe, or approximately 9.5%);

•

the pre-tax net present value of the Company’s proved reserves with a negative present worth (discounted at 10%) as a percentage of the pre-tax net present value of the Company’s total proved reserves (discounted at 10%) excluding those reserves with a negative present worth ($96 million of $5,225 million[1], or approximately 1.8%); and

•	the nature and value of proved undeveloped reserves and associated risks including significant capital investments and successful drilling operations.

The Company respectfully submits that it has disclosed the impact of pricing and costs on its proved reserves, including significant capital investments required on proved undeveloped reserves, (see pages 34,  57, and 58 of the 2013 Form 10-K) and confirms that should important economic factors or significant uncertainties affect a material component of its proved reserves in the future, that it will comply with the disclosure requirements of FASB ASC paragraph 932-235-50-10.  Additionally, the Company respectfully submits that its proved undeveloped reserves are part of its approved development plan and are scheduled to be drilled within five years consistent with the requirements of Rule 4-10 of Regulation S-X and FASB ASC 932-235-20 and 932-235-50.

1   $5,225 million is the sum of $5,129 million (page 7 of the 2013 Form 10-K) plus approximately $96 million associated with proved undeveloped reserves with negative present value discounted at 10% as of December 31, 2013.

Mr. Brad Skinner

Securities and Exchange Commission

June 11, 2014

In connection with the Company’s responses to your comment, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing fairly responds to the Staff’s comment in its letter dated May 30, 2014 and is prepared to provide the Staff with additional information.  Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Josh Anders, Vice President and Controller, at (281) 618-7708 or the undersigned at (281) 618-2808.

Very truly yours,

/s/R. CRAIG OWEN

R. Craig Owen
Senior Vice President and Chief Financial Officer

cc:   Ms. Jodi Probst, PricewaterhouseCoopers LLP